Exhibit 99.2

PROXY FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS

GAZIT-GLOBE LTD.

1 Ha’Shalom Road

Tel Aviv 6789201, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Ms. Ilana Meril and Mr. Jonathan M. Nathan, or either of them, as proxy, with the power to appoint her or his substitute, and hereby authorizes her or him to represent to vote as designated on the reverse side of this card, all of the Ordinary Shares of Gazit-Globe Ltd. (the “Company”), held of record by the undersigned on February 23, 2017, at a Special General Meeting of Shareholders (the “Meeting”) to be held on Thursday, March 23, 2017 at 3:00 p.m. (Israel time), at the offices of the Company, 1 Ha’Shalom Road, Tel Aviv 6789201, Israel, or any adjournment or postponement thereof, on the matter listed on the reverse side, which is more fully described in the Notice of Special General Meeting of Shareholders (the “Notice”) and Proxy Statement of the Company (the “Proxy Statement”) relating to the Meeting.

The undersigned acknowledges that the Notice has been published by the Company (in Hebrew), as required under the Company’s Articles of Association, and has also been furnished (in English) to the Securities and Exchange Commission under cover of a Report of Foreign Private Issuer on Form 6-K on February 13, 2017, and has been mailed to the undersigned, together with the Proxy Statement.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the proposal for the Meeting, this proxy will not be voted on the proposal.

IMPORTANT NOTE: The vote under this proxy will not be counted towards the special majority required for the approval of the proposal unless the undersigned confirms that he, she or it does not have a conflict of interest in the approval of the proposal by checking the box for Item 1A on the reverse side. If you have such a conflict of interest, you should contact the Company, in accordance with the instructions in the Proxy Statement, to vote on the proposal via a separate proxy card that is designed for a shareholder who has such a conflict of interest.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GAZIT-GLOBE LTD.

March 23, 2017

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in the envelope provided.↓

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1 LISTED BELOW. PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEM 1A RELATING TO PROPOSAL 1.

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒

Important Instructions for Item 1A relating to Proposal 1:			FOR	AGAINST	ABSTAIN

PLEASE BE CERTAIN TO FILL IN THE BOX “FOR” ITEM 1A OPPOSITE TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 1.	1.	To approve the terms of compensation of Mr. Dor J. Segal, as Chief Executive Officer of the Company	☐	☐	☐

Under the Companies Law, you cannot be counted towards the special majority required for Proposal 1 unless you provide the foregoing important confirmation. If you actually do have a conflict of interest in the approval of Proposal 1, you may vote on that proposal by contacting the Company’s Legal Counsel and Company Secretary, Revital Kahlon, at +972-3-694-8000 (fax: +972-3-696-1910) or rkahlon@gazitgroup.com, who will provide to you a proxy card that is designed for you (and in that case, you should not vote under this proxy card with respect to Proposal 1 and should not fill in the box for Item 1A).	1A.	The undersigned hereby confirms that he, she or it does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Notice for the Meeting) in the approval of Proposal 1	☐

If you hold your shares via a broker or other nominee, please contact him, her or it, who should contact the Company as described above.

To change the address on your account, please check the box at the right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of shareholder	Date	Signature of shareholder	Date
Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.